HOWARD BANCORP, INC.

6011 University Blvd., Suite 370

Ellicott City, MD 21043

November 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dietrich A. King

Re:	Howard Bancorp, Inc.

Request for Withdrawal of Registration Statement on Form S-4

Filed October 11, 2017

File No. 333-220913

 Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Howard Bancorp, Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-220913), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on October 11, 2017. This application is being made in order for the Company to revise certain documentation related to the transactions contemplated by the Agreement and Plan of Reorganization, dated August 14, 2017, by and among the Company, Howard Bank, a Maryland chartered trust company and wholly owned subsidiary of the Company, and First Mariner Bank, a Maryland chartered trust company. The Company intends to subsequently file a new Registration Statement on Form S-4 to register the offering of the Company’s common stock in connection with such transactions.

The Company confirms that the Registration Statement has not been declared effective by the Commission, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of the Company.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance in this request. If you have any questions or require any further information, please feel free to contact Michael P. Reed at (202) 662-5988, Matthew C. Franker at (202) 662-5895 or Reid S. Hooper at (202) 662-5984 of Covington & Burling LLP.

Very truly yours,

Howard Bancorp, Inc.

By:	/s/ George C. Coffman
Name:	George C. Coffman
Title:	Chief Financial Officer